Exhibit 99.1

Joint Administrators appointed to Cazoo Ltd, Cazoo Holdings Limited, and Cazoo Properties Limited.

21 May 2024

On 21 May 2024, the Director of Cazoo Ltd, Cazoo Holdings Limited, and Cazoo Properties Limited (“the Companies”) appointed David Soden and Matthew Mawhinney of Teneo Financial Advisory Limited as Joint Administrators (“Joint Administrators”).

Concurrently, the Directors of Cazoo Group Ltd, the parent company of the Companies which is listed on the New York Stock Exchange and based in the Cayman Islands, have begun steps to place Cazoo Group Ltd into voluntary liquidation.

Pre-Administration

Cazoo was founded in 2018 as an online car retailer and, as part of the planned restructuring of the Group which began at the end of last year, on 6 March 2024 Cazoo announced that it would transition its business to a new Marketplace model where consumers can buy and sell cars.

Since 6 March 2024, Cazoo has successfully sold its entire vehicle inventory, repaid all associated stocking loans, and undertaken a number of sales processes for non-Marketplace assets including:

●	The assets of Cazoo’s vehicle repair centre in Thurleigh, Bedfordshire, as well as customer collection centres in Birmingham and Bristol being sold to Companies in the Constellation Group, the owners of Cinch. As a result, 23 employees were transferred to Cinch on 17 May 2024.

●	The business and assets of the Group’s wholesale division based in Bedford being sold to G3 Remarketing Limited. As a result, 28 employees were transferred to G3 Remarketing Limited on 20 May 2024.

Together with other initiatives, the successful transition has significantly reduced the cash burn of the group, resulting in a cash position in excess of £98m at 13th May 2024 compared to £113m at 31st December 2023.

The transition to the Marketplace model however led to a reduction in the required employee headcount of the Group and unfortunately 728 redundancies were made following a full consultation process between 1 March and 17 May 2024.

The Marketplace model is now established, revenue generating and performing ahead of expectations with interest from almost one hundred car dealers including many household names wishing to trade on the Cazoo platform. Following the Group's successful transition, to optimise returns to creditors, the administration filing marks the appropriate next step in the restructuring of the business. The Director placed the Companies into administration to allow the Joint Administrators to continue discussions with new and existing parties interested in the Marketplace business, with a view to concluding a sale over the coming weeks.

Administration

Following appointment, the Administrators will continue to trade the Company, which employs c.208 individuals. As part of the administration process:

●	c.124 employees associated with the Marketplace model (largely based in London) have been retained and the Administrators are hopeful that a sale of this business can be delivered such that many of these employees transfer to new employers.

●	c.25 employees at the Group’s Manchester and Northampton customer collections centres have been retained and the Administrators are hopeful that a sale of these businesses can be delivered such that these employees transfer to new employers.

●	c.59 employees have been retained by the Administrators to assist with the orderly wind-down of the business, largely based in the Group’s head office and customer service centres in London and Southampton.

Matt Mawhinney, Joint Administrator said: “Following Cazoo’s decision to pivot to a Marketplace model, the Group has been winding down its legacy operations and sold a substantial number of its businesses and assets. These sales have generated additional value for creditors, preserved a significant number of jobs, and ensured that leases have been transferred to new operators to mitigate losses to landlords.

“Following our appointment, we continue to progress discussions with a number of interested parties on the Marketplace business and remaining customer collections centres. The Marketplace model is performing ahead of expectations, with strong dealer sign up, and the administration appointment provides us with an opportunity to secure a sale of the business over the course of coming weeks.”

Customers

Following its transition to a Marketplace model, Cazoo ceased selling motor vehicles directly to the public in April 2024. As a result, Cazoo does not hold any customer deposits and all customer vehicle deliveries have been completed. Furthermore, customers with extended warranties are not expected to be impacted.

The Administrators will be contacting customers with service plans and warranty claims (excluding extended warranty) to outline their options.

Ends

Notes to Editors

About Cazoo

●	Cazoo Ltd - Cazoo Ltd was founded in 2018 as an online car retailer with the mission to transform the car buying and selling experience in the UK. Cazoo Limited is the principal operating company within the Cazoo Group.

●	Cazoo Holdings Limited – Cazoo Holdings Limited is the Cazoo Group’s holding company in the UK.

●	Cazoo Properties Limited – Cazoo Properties Limited is an intermediate holding company and property company. The Company owned the leases to Cazoo’s customer collection and vehicle preparation centres.

About Teneo

Teneo’s Financial Advisory business comprises more than 400 specialists across Europe, the Middle East, Asia, the U.S. and the Caribbean, focused on four key service areas including business transformation, restructuring, capital advisory and bankruptcy & insolvency. The business reinforces Teneo’s differentiated market presence by combining the restructuring advisory offering with Teneo’s existing capabilities both in management consulting and restructuring-related services including strategic communications, public affairs, investor relations, risk, talent advisory and executive search.

Media inquiries:

Jess Reid – Teneo +44 (0) 7919 685287

Anthony Di Natale – Teneo +44 (0) 7880 715975

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